SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                    ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-06322

                  The undersigned, a Delaware business trust, hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Pooled Trust, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:      Delaware Pooled Trust
                         (a Delaware business trust, as successor registrant to Delaware Pooled Trust, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                         1818 Market Street
                         Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                         Richard J. Flannery, Esq.
                         1818 Market Street
                         Philadelphia, PA 19103

Check Appropriate Box:

                         Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                              YES   [   ]                NO       [X] 1

Item 1.                  Exact name of Registrant:  Delaware Pooled Trust

Item 2.                  State and Date of Organization:  Delaware; December 17,
                         1998

Item 3.                  Form of Organization:  business trust

Item 4.                  Classification of Registrant:  management company

Item 5(a).               Registrant is an open-end company.

Item 5(b). Registrant has the following series designated as diversified funds:

                         The Large-Cap Value Equity Portfolio
                         The Core Equity Portfolio (formerly The Growth and
                             Income Portfolio)
                         The Balanced Portfolio
                         The Equity Income Portfolio
                         The Mid-Cap Growth Equity Portfolio (formerly The
                             Aggressive  Growth  Portfolio)
                         The Mid-Cap Value Equity Portfolio (formerly
                             The Small/Mid-Cap  Value Equity  Portfolio)
                         The Small-Cap Value Equity Portfolio
                         The Small-Cap Growth Equity Portfolio
                         The Intermediate Fixed Income Portfolio
                         The Aggregate Fixed Income Portfolio
                         The High-Yield Bond Portfolio
                         The Diversified Core Fixed Income Portfolio
                         The Global Equity Portfolio
                         The International Equity Portfolio
                         The Labor Select International Equity Portfolio The International Small-Cap Portfolio
                         The International Large-Cap Equity Portfolio

                         Registrant has the following series designated as non-diversified funds:

                         The Select Equity Portfolio
                         The Real Estate Investment Trust Portfolio
                         The Real Estate Investment Trust Portfolio II The Emerging Markets Portfolio
                         The Global Fixed Income Portfolio
                         The International Fixed Income Portfolio


Item 6.                  Name and address of Investment Adviser of Registrant:

                              Delaware Management Company
                              a series of Delaware Management Business Trust 2005 Market Street
                              One Commerce Square
                              Philadelphia, PA 19103

Item 7.                  Trustees and Officers of the Registrant:

                         Wayne A. Stork, Chairman and Trustee
                         David K. Downes, President, Chief Executive Officer,
                              Chief Operating Officer, Chief Financial Officer and Trustee
                         Walter P. Babich, Trustee
                         John H. Durham, Trustee
                         Anthony D. Knerr, Trustee
                         Ann R. Leven, Trustee
                         Thomas F. Madison, Trustee
                         Charles E. Peck, Trustee
                         Jan L. Yeomans, Trustee
                         Richard G. Unruh, Jr., Executive Vice President and
                              Chief Investment Officer, Equities
                         H. Thomas McMeekin, Executive Vice President and Chief
                              Investment Officer, Fixed Income
                         Richard J. Flannery, Esq., Executive Vice President and
                              General Counsel
                         Eric E. Miller, Esq., Senior Vice President, Deputy
                              General Counsel, Secretary
                         Richelle S. Maestro, Esq., Senior Vice President,
                              Deputy General Counsel, Assistant Secretary
                         Joseph H. Hastings, Senior Vice President, Corporate
                              Controller
                         Michael P. Bishof, Senior Vice President, Treasurer George E. Deming, Vice President, Senior Portfolio
                              Manager
                         Gerald S. Frey, Vice President, Senior Portfolio
                              Manager
                         Gary A. Reed, Vice President, Senior Portfolio Manager Gerald T. Nichols, Vice President, Senior Portfolio
                              Manager
                         Paul A. Matlack, Vice President, Senior Portfolio
                              Manager
                         Roger A. Early, Vice President, Senior Portfolio
                              Manager
                         Frank X. Morris, Vice President, Senior Portfolio
                              Manager
                         J. Paul Dokas, Vice President, Senior Portfolio Manager John B. Fields, Vice President, Senior Portfolio
                              Manager
                         Robert L. Arnold, Vice President, Senior Portfolio
                              Manager
                         Timothy J. Connors, Vice President, Senior Portfolio
                              Manager
                         Christopher S. Beck, Vice President, Senior Portfolio
                              Manager
                         Thomas J. Trotman, Vice President, Portfolio Manager Damon J. Andres, Vice President, Portfolio Manager


                         The address for each of the trustees and officers of the Registrant:

                              1818 Market Street
                              Philadelphia, PA 19103

Item 8.                  Not Applicable.

Item 9(a).               No.

Item 9(b).               Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Pooled Trust, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Pooled Trust, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on December 15, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Pooled Trust, Inc. in exchange for shares of the Registrant.

Item 9(d).               No.

Item 9(e).               Not Applicable.

Item 10.                 Current value of Registrant's total assets:
                              None

Item 11.                 No.

Item 12.                 None.


                                   SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 13th day of December, 1999.


                                            DELAWARE POOLED TRUST


                                            By   /s/ ERIC E. MILLER
                                                  Eric E. Miller, Senior Vice
                                                  President and Secretary


Attest:    /S/ MICHAEL D. MABRY
           Michael D. Mabry, Vice President
           and Assistant Secretary

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1      On  December  14,  1999,  Delaware  Pooled  Trust  filed   Post-Effective
       Amendment No. 30 to the registration statement on Form N-lA of Delaware Pooled Trust, Inc. in connection with the reorganization of Delaware Pooled Trust, Inc. into Delaware Pooled Trust. By and in Post-Effective Amendment No. 30, which was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "1933 Act") to become effective on December 15, 1999, Delaware Pooled Trust, as successor, adopted the registration statement on Form N-1A of Delaware Pooled Trust, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.